DENVER	April 1, 2005

BOULDER	Ms. Linda Cvrkel Branch Chief Division of Corporation Finance Securities and Exchange Commission Washington, D.C. 20549-0305

COLORADO SPRINGS	Re:	New World Restaurant Group, Inc. Form 10-K for the fiscal year ended December 28, 2004 File No. 0-27148

Dear Ms. Cvrkel:

LONDON

On behalf of New World Restaurant Group, Inc. (the “Company”), please find the responses and the supplemental information requested by the Staff of the Securities and Exchange Commission (the “Staff”) in its letter dated March 23, 2005 to Richard Dutkiewicz, Chief Financial Officer of the Company (the “Comment Letter”), with respect to the above-referenced Annual Report on Form 10-K of the Company.  The responses and supplemental information provided herein in response to the Comment Letter are based upon conferences with representatives of the Company and other information supplied by its advisors.  We have not independently verified the accuracy and completeness of such information

LOS ANGELES

MUNICH	Each numbered comment of the Comment Letter has been reproduced below, followed by the Company’s response.

Form 10-K for the fiscal year ended December 28, 2004
SALT LAKE CITY
Item 7 – Management’s Discussion and Analysis

Results of Operations for Fiscal Years 2004, 2003 and 2002 — Gross Profit, page 22

SAN FRANCISCO

1.                                       Please revise future filings to describe the significant components of costs of sales.  Specifically, tell us and describe the types of costs that comprise retail or manufacturing costs (e.g., rent, employee salaries, etc.) as presented on the face of your consolidated income statement.  Also, we note that you state in the second sentence of the first paragraph of your gross profit discussion that store-level operating expenses other than depreciation, amortization and taxes impact your retail margins.  Please tell us and disclose how “store-level operating expenses” differ from or

Mashenka Lundberg  303.866.0616  mashenka.lundberg@hro.com

1700 Lincoln Street, Suite 4100  Denver, Colorado 80203-4541  tel  303.861.7000  fax  303.866.0200

compare to retail and manufacturing costs of sales as it is unclear from your current disclosures.

Response:                 In response to the Staff’s comment, the Company will add substantially the following language in future filings to clarify the types of costs that comprise retail and manufacturing costs, as well as clarify how store-level or manufacturing-level operating expenses compare to costs of sales:

“Our retail margins are impacted by various store-level operating expenses, classified in retail costs, such as the cost of products sold, salaries and benefits, insurance, supplies, repair and maintenance expenses, advertising, rent, utilities and property taxes.  Similarly, our manufacturing margins are impacted by various manufacturing-level operating expenses, classified in manufacturing costs, such as the cost of products sold, salaries and benefits, insurance, supplies, repair and maintenance expenses, rent, utilities and property taxes.  Depreciation, amortization and income taxes do not impact our retail or manufacturing margins.”

Contractual Obligations, page 26

2.                                       We note that in connection with your sale of Willoughby’s Coffee and Tea you executed a two-year supply agreement to purchase coffee from the buyer; however, it does not appear that the purchase obligations under this agreement have been included in your table.  Please clarify for us and revise the table in future filings as necessary.

Response:                 The Company respectfully submits that the two-year supply agreement has no fixed or minimum purchase commitments and only provides for agreed-upon pricing at the cost of the coffee at the time of purchase plus a minimal mark-up.  The supply agreement is not a “purchase obligation” as defined in Item 303(a)(5) of Regulation S-K, and accordingly, the Company has excluded any estimates of payments due under the supply agreement in the contractual obligations table.

Non-GAAP Measures, page 26

3.                                       Reference is made to your presentation of EBITDA.  From your disclosure, you define this non-GAAP measure as earnings before:  (1) interest, (2) taxes, (3) depreciation and amortization, (4) integration and reorganization charges, (5) cumulative change in fair value of derivatives, (6) gain/loss on the investment, sale, disposal or exchange of assets, (7) impairment and other related charges and (8) other income, which you used as a basis to measure financial performance and liquidity.  Please note this is not appropriate, as you should only adjust net loss by interest, taxes and depreciation and amortization in reconciling to EBITDA.  Please revise your presentation and disclosure of the non-GAAP measure EBITDA to comply with Item 10(e) of the Regulation S-K and Section I of FR-65 which describes EBITDA as “earnings before interest, taxes, depreciation and amortization.”  Please also similarly revise your reference to EBITDA in the business section of your filing (page 3).

Response:                 The Company supplementally informs the Staff that the intent of the disclosure was to present non-GAAP liquidity measures that relate to material covenants in its $160 Million Notes and the AmSouth credit agreement.  Management believes that the presentation about the non-GAAP liquidity measures, including EBITDA, is material to investors’, particularly the Company’s bondholders’ understanding of the Company’s financial condition, liquidity and compliance with its covenants.  Accordingly, the Company will apply the guidance provided under FAQ No. 10 in “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” and will discuss (i) the materiality of the credit agreements and covenants, (ii) the amount or limit required for compliance with such covenants and (iii) the effect of noncompliance with the covenants on the Company’s financial condition and liquidity in its future filings.

The Company is currently in discussions with Bear Stearns regarding the refinancing of its $160 Million Notes and its AmSouth credit agreement.  In the event that the Company’s debt is refinanced and the covenants change, the Company will ensure the presentation of non-GAAP financial measures in future filings (to the extent disclosed) complies with

Item 10(e) of the Regulation S-K, Section I of FR-65 and, if applicable, FAQ No. 10.

4.                                       Also, to the extent that these items from your calculation of EBITDA are considered non-recurring, Item 10(e) of Regulation S-K prohibits adjusting for items which are reasonably likely to recur within two years or a similar charge or gain was recognized within the prior two years.  While there is no prohibition against removing recurring items, registrants must demonstrate the usefulness of any measure that excludes recurring items, especially if the non-GAAP financial measure is used to evaluate operating performance.  In this regard, for each item that is excluded, registrants are required to disclose:

•                  the manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•                  the economic substance behind management’s decision to use such a measure;

•                  the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•                  the manner in which management compensates for these limitations when using the non-GAAP financial measure; and

•                  the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

Refer to the guidance in FR-65 and “Frequently Asked Questions Regarding the Use of the Non-GAAP Financial Measures” maintained on the Commission’s website at www.sec.gov.

Response:                 The Company supplementally informs the Staff that the intent of the disclosure of EBITDA as presented in the Company’s Form 10-K is to relate to material covenants in the Company’s $160 Million Notes and the AmSouth credit agreement.  EBITDA, as defined in those agreements, excludes recurring and non-recurring items and the Company’s presentation of EBITDA, consistent with such definition, also excludes recurring and non-recurring items.  As stated above in response to Comment #3, management believes that such EBITDA presentation is material to investors’, particularly the Company’s bondholders’, understanding of the Company’s financial condition, liquidity and compliance with its covenants.  Accordingly, the Company will apply the guidance provided under FAQ No. 10 in “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” and will discuss (i) the materiality of the credit agreements and covenants, (ii) the amount or limit required for compliance with such covenants and (iii) the effect of noncompliance with the covenants on the Company’s financial condition and liquidity in its future filings.

Consolidated Statements of Operations, page 38

5.                                       We note that you have classified the “loss (gain) on sale, disposal or abandonment of assets, net” under other expenses (income) on the face of your consolidated income statement.  Pursuant to footnote 68 of Staff Accounting Bulletin No. 104 (Topic 13) and paragraph 25 and 45 of SFAS No. 144, gain (loss) on sale of assets should be reported in operating income (loss).  In this regard, please revise your presentation to include the gain (loss) on sale, disposal or abandonment of assets, net within operating expenses.  Similarly revise your presentation of the selected financial data on page 16.

Response:                 The Company hereby confirms to the Staff that in future filings, it will revise its consolidated statements of operations to include the “loss (gain) on sale, disposal or abandonment of assets, net” within operating expenses rather than other expense (income). Similarly, the Company will revise its presentation of selected financial data in future filings.

Consolidated Statements of Cash Flows, page 40

6.                                       We note that you present activity associated with proceeds (repayments) of your line credit on a “net” rather than gross basis in your consolidated statements of cash flows.  Please tell us why you believe it is appropriate to reflect the activity associated with your line of credit on a net basis in your consolidated statements of cash flows pursuant to paragraphs 11 and

13 of SFAS No. 95.  Alternatively, you may revise future filings accordingly.

Response:                 The Company hereby confirms to the Staff that in future filings, it will revise its consolidated statements of cash flows to present activity associated with proceeds (repayments) of its line of credit on a gross basis, unless net presentation is required pursuant to paragraphs 11 and 13 of SFAS No. 95.

Note 2 – Summary of Significant Accounting Policies

— Goodwill, Trademarks and Other Intangibles, page 45

7.                                       We note the disclosure in Note 2 indicating that the Company completed a longevity analysis of certain brands and determined that certain trademarks had an estimated remaining useful life of 4 years.  We also note that these trademarks were previously treated as a non-amortizing intangible and accordingly, were reclassified as an amortizing intangible at June 29, 2004.  Please tell us when these trademarks were initially acquired and why the Company previously concluded that these trademarks should be treated as an indefinite lived intangible at the time they were acquired.  Also, tell us the nature and specific timing of the events or circumstances that resulted in the Company’s determination that the remaining useful life of these trademarks was much more limited than the Company had previously assumed and explain how the Company estimated or determined the revised useful life for these assets of four years.  In addition, please explain in detail how the Company determined that these trademarks were not impaired at December 31, 2004, given their significantly reduced useful life.  Your response should explain the methods and significant assumptions used to determine that the assets were not impaired.  We may have further comment upon receipt of your response.

Response:                 The Company respectfully submits the following supplemental information in response to the Staff’s inquiries regarding non-amortizing intangibles subsequently reclassified as amortizing:

In 1999, the Company acquired the Chesapeake Bagel Bakery assets from AFC Enterprises.  Chesapeake Bagel Bakery (Chesapeake) was a franchise operation and the assets acquired primarily consisted of the trademarks.  At acquisition, the Company’s plan was to operate Chesapeake as a unique brand and to grow the brand by selling new franchises.

Upon adoption of SFAS 142 in 2002, the Company considered the legal, regulatory and contractual provisions under the Chesapeake trademarks and determined that the provisions enabled renewal and/or extension of the asset’s life without substantial cost or material modification to the existing agreement.  The Company also reviewed the effects of obsolescence, demand, competition and other economic factors and determined that these factors were immaterial in relation to the business plan for Chesapeake and could be overcome.  In light of the expected use in relation to the business plan for Chesapeake, the Company concluded that the useful life was considered indefinite and that these trademarks should be accounted for accordingly.

In June 2004, the Company conducted a strategic review of all brands and the likelihood of providing additional capital and other resources to grow each independent brand.  At that time, the Company determined that growing the Chesapeake brand was not part of the long term growth prospects of the Company’s business as a whole.  The Company decided to continue to operate the Chesapeake brand as a unique brand and to provide sufficient resources to fulfill the Company’s obligations under the current franchise agreements.  The Company also determined it that would not offer any new franchise agreements related to the Chesapeake brand.  As a result of this change in operational philosophy, the Company performed an interim impairment analysis of the Chesapeake brand.  The interim impairment analysis did not indicate that any impairment existed.  The discounted cash flow analysis used assumptions regarding future profits and operating cash flow stream (4 years), expected run-off rates, terminal values (based on a multiple of cash flows consistent with similar third party transactions) and other factors.  Based upon the remaining term of the existing franchise agreements and the related franchise revenues from the brand, it was determined that a four year life was appropriate for the Chesapeake trademarks and that the trademarks should be treated as an amortizing asset.  The Company is currently in the process of identifying alternatives for this brand which could include the sale of the brand to either the franchisees or an independent third party.  Until a determination has been made with respect to the ultimate strategy for the Chesapeake brand, the Company will continue to review the carrying value of the asset in relation to the franchise fees, and other factors, to determine if there are any events or circumstances that would require an impairment analysis under SFAS No. 144. There were no such triggering events between June 2004 and December 28, 2004. Consequently, no impairment test was required to be performed under SFAS No. 144 for the Chesapeake trademarks.

— Guarantees, page 45

8.                                       We note the disclosure in Note 2 indicating that you are liable for certain lease assignments and guarantees and record a liability for your exposure under the lease assignments and guarantees when such exposure is “probable and estimable.”  Please clarify how your accounting treatment with respect to such guarantee arrangements complies with the requirements of FIN 45.  As outlined in paragraph 9 of FIN 45, the provisions of paragraphs 8 through 12 of SFAS No. 5 regarding the guarantor’s contingent obligation under a guarantee, should not be interpreted as prohibiting the guarantor from initially recognizing a liability for that guarantee even though it is not probable that payments will be required under the guarantee.  Please explain in further detail why you believe your current treatment with respect to your guarantees is appropriate given that you do not record a liability for such arrangements until payment is considered probable.

Response:                 In response to the Staff’s comment, the Company supplementally informs the Staff that all of the guarantees were entered into prior to fiscal 2002, have not been modified since December 31, 2002 and the Company has discontinued this practice.  Paragraph 20 of FIN 45 states that “the initial recognition and initial measurement provisions in paragraphs 9 and 10 shall be applied only on a prospective basis to guarantees issued or modified after December 31, 2002, irrespective of the guarantor’s fiscal year-end.  The guarantor’s previous accounting for guarantees issued prior to the date of the Interpretation’s initial application shall not be revised or restated to reflect the effect of the recognition and measurement provisions of the Interpretation.” The Company will clarify future filings to reflect that the guarantees were issued prior to fiscal 2002, have not been modified since December 31, 2002 and the Company has discontinued this practice.

— Net Loss per Common Share, page 47

9.                                       Please tell us and explain in the notes to your financial statements why you believe it is appropriate to reflect “shares contingently issuable” in the weighted average shares used to compute your basic and diluted net loss per share for the fiscal years ended December 30, 2003 and December 31, 2002.  As part of your response, please explain why you believe inclusion of these shares in your weighted average shares outstanding is in accordance with the guidance outlined in paragraph 10 of SFAS No. 128.

Response:                 The Company will revise future filings to explain that “shares contingently issuable” represent warrants exercisable for a nominal price of $0.01 per share on a pre-split basis and are included in the weighted average shares used to compute the Company’s basic and diluted net loss per share for the fiscal years ended December 30, 2003 and December 31, 2002. Additionally, the Company will also revise future filings to explain that it excluded these warrants in the computation beginning in the fourth quarter of fiscal 2003 because it no longer met the requirements of paragraph 10 of SFAS No. 128.

The Company respectfully submits the following supplemental information in response to the Staff’s inquiries about “shares contingently issuable”:

The Company believes that, for the fiscal year ended December 30, 2003 and December 31, 2002, inclusion of shares issuable for little or no consideration ($0.01 pre-split warrants) is consistent with the guidance in paragraph 10 of SFAS No. 128 because the warrants were issued with no conditions as to exercise.  However, as a result of the equity recapitalization and reverse stock split that occurred September 2003, the exercise price for post-split warrants ranged from $0.60 - $1.00 and, at the same time, the market share price for the Company’s common stock quickly declined.  The Company believes that the exercise price in relation to the market share price had become sufficiently narrowed so as to no longer meet the requirements of paragraph 10 of SFAS No. 128. Accordingly, the Company excluded these warrants in the computation beginning in the fourth quarter of fiscal 2003.

Note 4 – Franchise and Other Receivables, page 50

10.                                 Please supplementally describe and disclose in detail the nature of vendor rebates and how they are accounted for within your consolidated financial statements.  Specifically tell us where you record vendor rebates in your income statement and provide us with the relevant guidance that supports your accounting treatment.

Response:                 The Company supplementally informs the Staff that the cash consideration received by the Company from its vendors represents a rebate earned at the time the product is purchased and is not contingent upon any level of purchases or period of time.  The Company considers the vendor rebates a reduction of the prices of the vendor’s products and therefore characterizes them as a reduction of cost of sales when recognized in the Company’s consolidated statements of operations.  The Company believes that given the nature of the rebates, the accounting treatment is consistent with the various views as presented in EITF Issue 02-16.

The Company will add substantially the following language in future filings to disclose in detail the nature of vendor rebates and how they are accounted for within the Company’s consolidated financial statements:

“Vendor rebates represent a rebate earned at the time products are purchased and are not contingent upon any level of purchases or period of time.  Vendor rebates are recorded as a reduction in the price of the inventory purchased, which effectively reduces cost of sales as such inventory is utilized.”

Note 10 – Senior Notes and Other Long-Term Debt

11.                                 We note the disclosure on page 13 in Item 5 that you are precluded from paying dividends on your common stock under the terms of your financing arrangements.  Please revise the notes to your financial statements in future filings to disclose the nature and terms of the dividend restrictions imposed under the terms of your financing arrangements.  Refer to the requirements of Rule 4-08(e) of Regulation S-X.

Response:                 The Company hereby confirms to the Staff that, in future filings, it will disclose in the notes to its financial statements the nature and terms of the dividend restrictions imposed under the terms of its financing arrangements as required by Rule 4-08(e) of Regulation S-X.

Note 13 – Fiscal 2003 Debt Refinancing and Equity Recapitalization, page 57

12.                                 Your current disclosures regarding the terms of the equity recapitalization transaction that occurred during 2003 are overly vague.  Please tell us and revise the notes to the Company’s consolidated financial statements to disclose in further detail the significant terms of the “equity recapitalization” transaction.  As part of your response and your revised disclosure, please indicate the parties involved in this recapitalization transaction, the nature and terms of the interests in the Company that they held prior to the recapitalization transaction and the nature and terms of the interests that they received as a result of the transaction.  Also, tell us and explain in the notes to your financial statements in further detail how you determined the fair value of any consideration issued by the Company as a result of this transaction and any resultant loss recognized in connection with this transaction.  Your response and your revised disclosures should also explain the terms of any warrants issued or redeemed in connection with the equity recapitalization and should explain in detail how they were valued and accounted for in connection with the transaction.

Response:                 The Company respectfully submits the following supplemental information to assist in the Staff’s understanding of the events that lead to the equity recapitalization transaction that occurred in September 2003 and to provide additional information as to the terms of and accounting for various aspects of the equity recapitalization, as excerpted from the Company’s Form 10-K for the fiscal year ended December 30, 2003:

During 2000 and 2001, the Company engaged in several financing transactions to acquire the bonds of Einstein/Noah Bagel Corp. (ENBC), which declared Chapter 11 bankruptcy on April 27, 2000. In 2001, the

Company completed the acquisition of substantially all of the assets (the Einstein Acquisition) of ENBC and its majority-owned subsidiary, Einstein/Noah Bagel Partners, L.P. which operated 2 brands: Einstein Bros. Bagels and Noah’s New York Bagels.  The Einstein Acquisition in 2001 was accomplished by issuing a substantial amount of short-term debt and mandatorily redeemable preferred equity.  The maturity date on the debt and the redemption date of certain preferred stock issuances ranged from one to three years.  The debt and preferred stock agreements required the issuance of additional warrants and payment of dividends in the event that they were not redeemed within a certain period.  Such debt and preferred stock and warrant agreements were referred to as the Increasing Rate Notes or $140 Million Facility, the Standstill Agreement, the Bond Purchase Agreement, the Bridge Loan, and the Mandatorily Redeemable Series F Preferred Stock (Series F) and Warrant Agreements.

In connection with the aforementioned debt and preferred stock issuances, the Company issued freestanding warrants and rights to receive additional warrants (both exercisable for $0.01 per share, on a pre-split basis) based either on the passage of time or upon the occurrence (or non-occurrence) of certain contingent future events ( referred to herein as the contingently-issuable warrants). The Company determined that the contingently-issuable warrants could not be classified within stockholders’ equity based on the application of the criteria in EITF Issue 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock,” and accordingly classified those warrants as a liability in the balance sheet.  Furthermore, those warrants classified as a liability were subject to the provisions of SFAS No. 133, “Accounting for Derivative and Hedging Activities.” The warrants were carried at fair value based upon the underlying fair value of the common stock to which they were indexed, the estimated probability of issuance and other pertinent factors and were adjusted to fair value at each measurement date.  Changes in the fair value of derivatives were recognized in earnings.  During fiscal 2003 and 2002, freestanding warrants that were issued based on the passage of time were valued based upon the underlying fair value of the common stock to which they were indexed and recorded in additional paid-in-capital with a charge to interest expense.

On June 26, 2003, the board of directors approved an equity restructuring agreement between the Company and the holders of all its preferred stock and a substantial portion of its fully diluted common stock.  These entities included: Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital Offshore, Ltd., Brookwood New World Investors, L.L.C. and NWCI Holdings, LLC.  These entities are collectively referred to as Greenlight.  Additionally, the Company also agreed to the equity recapitalization with Halpern Denny Fund III, L.P. (Halpern Denny). Certain of these entities also held a portion of the Increasing Rate Notes.

On September 24, 2003, the stockholders approved the equity recapitalization, which included the following transactions:

•                  The Company issued Halpern Denny 57,000 shares of Series Z Preferred Stock, par value $0.001 per share (“Series Z”) in exchange for 56,237.994 shares of Series F, par value $0.001 per share, 23,264,107 shares of common stock and warrants to purchase 13,711,054 shares of common stock (collectively the Halpern Denny interests); and

•                  Each stockholder received 0.6610444 new shares of common stock for every share of common stock held by such stockholder pursuant to a 1.6610444-for-one forward stock split in order to effect the transaction contemplated by the equity recapitalization;

•                  The per share exercise price and the number of shares of common stock issuable upon the exercise of each outstanding option or warrant (other than warrants that were issued in connection with the Increasing Rate Notes pursuant to the Warrant Agreement dated June 19, 2001, as amended, between the Company and the Bank of New York, as warrant agent) were adjusted to reflect the forward stock split; and

•                  Immediately following the forward stock split, but before the one-for-one hundred reverse stock split discussed below, the Company issued Greenlight 938,084,289 shares of common stock in exchange for 61,706.237 shares of Series F.  These shares of Series F included: i) shares originally issued as Series F, ii) shares converted into Series F from the $10 million contribution plus accrued interest resulting from the Bond Purchase Agreement, and iii) shares converted into Series F from the Bridge Loan.

Following the closing of the equity recapitalization, Greenlight beneficially owned 92% of the Company’s common stock on a fully diluted basis and warrants issued pursuant to the Warrant Agreement represented approximately 4.3% of the Company’s common stock on a fully diluted basis.

In addition to approving the equity recapitalization, the stockholders also approved the following amendments to the Company’s Restated Certificate of Incorporation:

•                  effecting a one-for-one-hundred reverse stock split following the consummation of the transactions as contemplated by the equity recapitalization;

•                  reducing the number of shares of common stock authorized for issuance following the consummation of the effectiveness of the reverse stock split;

•                  eliminating the classification of the board of directors; and

•                  allowing the stockholders to take action by written consent of the holders of 80% of the Company’s capital stock entitled to vote on such action.

The 1.6610444-for-one forward stock split and the one-for-one hundred reverse stock split have been retroactively reflected in the financial statements and footnotes for all periods presented.

The exchange of the Halpern Denny interest for Series Z resulted in a reduction of the effective dividend rate to that required by the Series F and as a result of this and other factors, the Company accounted for this transaction as troubled debt restructuring as required by SFAS No. 15, “Accounting by Debtors and Creditors for Troubled Debt Restructurings.” Since a portion of this exchange included the receipt of the Company’s common stock and warrants previously held by Halpern Denny, the Company did not recognize a gain from troubled debt restructuring.  The Series Z is recorded in the balance sheet at its full face value of $57.0 million, which represents the total required future cash payment given that the Series Z does not require dividends.

The exchange of the Greenlight interest into common shares was recorded at fair value (the closing price of our common stock on September 24,

2003). Because fair value exceeded the negotiated conversion price of the Greenlight conversion of Series F into the Company’s common stock, the Company recorded a loss on the exchange of approximately $23,000.

The Company hereby confirms to the Staff that, in future filings, to the extent necessary, it will revise the notes to disclose in further detail the information presented to you above related to the significant terms of the “equity recapitalization” transaction, including the parties involved in the recapitalization transaction, the nature and terms of the interests in the Company that they held prior to the recapitalization transaction and the nature and terms of the interests that they received as a result of the transaction.  Additionally, the Company will explain in further detail how it determined the fair value of any consideration issued as a result of this transaction and any resultant loss recognized in connection with this transaction, as well as the terms of any warrants issued or redeemed in connection with the equity recapitalization and the related valuation and accounting in connection with the transaction.

Note 16 – Stock Option and Warrant Plans
—Warrants, page 61

13.                                 Your current disclosures regarding your stock warrants do not comply with the requirements of Rule 4-08(i) of Regulation S-X.  Please revise to disclose the exercise prices associated with your outstanding warrants.  Also, please tell us in detail and explain in the notes to your financial statements how you valued and accounted for the warrants issued during fiscal 2003 and fiscal 2002.  Additionally, explain in further detail the nature and significant terms of the transaction associated with the 227,747 warrants “converted” during 2003.  Your response and your revised disclosure should explain what consideration these warrants were converted into since it does not appear the warrants were exercised.

Response:                 The Company respectfully submits that the disclosure on page 61 does disclose the range of exercise prices of its outstanding warrants.

The Company respectfully informs the Staff that the Company consulted with the OCA regarding the accounting treatment for financing instruments, which concluded with a letter dated May 14, 2003 from

Mr. Anthony Wedo, CEO to Ms. Cathy Cole, Office of the Chief Accountant, Securities and Exchange Commission.  Additionally, the Company submits the following supplemental information to assist in the Staff’s understanding of the accounting and valuation of warrants issued in fiscal 2003 and fiscal 2002, as excerpted from the Company’s Form 10-K for the fiscal year ended December 30, 2003:

The Company’s financial statements reflect the Company’s systematic evaluation of the maximum potential issuance of shares possible at each time an instrument with associated warrants was issued (taking into consideration the terms of existing contractual agreements) as compared to the number of authorized shares of common stock at the dates of issuance of each instrument.  The maximum number of authorized shares (pre-split) of common stock was 50,000,000 in 2000 and from January 1, 2001 to September 25, 2001. Pursuant to a vote held at a special meeting of the Company’s stockholders on September 20, 2001, the maximum number of authorized shares of Common Stock was increased, effective September 26, 2001, to 150,000,000 shares.  On June 19, 2001, the issued freestanding warrants exceeded the authorized number of shares and, accordingly, some of the warrants issued on that date were classified as liabilities, in accordance with the method described below, until the increase in authorized shares was approved in September 2001, at which time such issued, freestanding warrants were reclassified as permanent equity.  In June 2001, certain of the Series F preferred stockholders agreed not to exercise their warrants if, in doing so, the authorized number of shares remaining after exercise by the holders of the Series F preferred stock would not be sufficient to permit warrants associated with the $140 Million Facility to be exercised.  To the extent that the number of freestanding warrants and the maximum number of additional warrants that could potentially be issued in the future exceeded the maximum number of authorized shares (the “Share Cap”) at the time the debt or preferred stock instrument was issued, the Company determined the classification of, and accounting for, the freestanding and additional warrants as follows:

(i)                                     freestanding warrants (those that are immediately exercisable) were considered first for equity treatment, to the extent of the maximum number of authorized shares;

(ii)                                  among various outstanding instruments, those with the earlier issuance dates were considered first for equity treatment; and

(iii)                               contractual priorities were considered where applicable.  Freestanding warrants and the maximum number of additional warrants that could potentially be issued in the future resulting in the Company’s exceeding the Share Cap were treated as liabilities.

If the freestanding warrants and the maximum number of additional warrants that could be issued in the future exceeded the Share Cap on the date the debt or preferred stock instrument was issued, the proceeds from issuance were first allocated to the freestanding warrants and the contingent additional warrants based on the fair value of those warrants, with the remainder allocated to the debt or preferred stock instrument.  If only the maximum number of additional warrants that could be issued in the future exceeded the Share Cap on the date the debt or preferred stock instrument was issued, the proceeds from issuance were first allocated between the freestanding warrants and the debt or preferred stock instrument based on their relative fair value.  An amount was then allocated to the contingent additional warrants based on the estimated fair value of those warrants, which resulted in an additional discount on the debt or preferred stock instrument.  In determining the fair value of the contingent additional warrants, the probability of their issuance as well as the price of the underlying Common Stock was considered.  The classification of freestanding warrants as equity or as liabilities was reevaluated at each issuance upon consideration of the priorities outlined above.

To summarize: Issued warrants with an exercise price of $0.60 and $1.00 (formerly pre-split $0.01 warrants) classified as liabilities, if any, were recognized in the balance sheet at their fair value, as determined periodically based on quoted market prices of the underlying common stock.  As of December 28, 2004, December 30, 2003, and December 31, 2002, there were no issued warrants classified as liabilities.  Contingently-issuable $0.60 and $1.00 warrants (formerly pre-split $0.01 warrants) classified as liabilities were also recorded at fair value based on quoted market prices of the underlying common stock, considering the probability of issuance, the assessments of the probability of refinancing the Company’s debt and other pertinent factors.  Changes in the fair value of derivative liabilities were recorded within the statement of operations.  If reclassification from liability to permanent equity was required under EITF 00-19, prior to reclassification, the liability was adjusted to fair value with the change recorded in cumulative change in derivative fair value within the statement of operations.  In the event of reclassification from permanent equity to liability, the related warrants were adjusted to fair value with the change recorded in additional paid-in-capital.

The Company respectfully submits the following supplemental information to assist in the Staff’s understanding of the nature and significant terms of the conversion of 227,747 warrants during 2003:

As further explained in the Company’s response to question 12, in connection with the equity recapitalization, the Company issued Halpern Denny 57,000 shares of Series Z Preferred Stock, par value $0.001 per share in exchange for 56,237.994 shares of Series F, par value $0.001 per share, 23,264,107 shares of common stock and warrants to purchase 13,711,054 (or 227,747 post-split warrants) shares of common stock.

In future filings, the Company will revise the disclosures regarding outstanding stock warrants to clarify the valuation of and accounting for warrants issued in fiscal 2003 and 2002, and the nature and significant terms of the conversion of 227,747 warrants during 2003.

Note 23 – Related Party Transactions, page 66

14.                                 In future filings, please disclose in the notes to your financial statements that Greenlight Capital L.L.C. and its affiliates beneficially own approximately 97% of your common stock and therefore have control over the Company’s operations.  Refer to the requirements of paragraph 2 of SFAS No. 57.

Response:                 The Company hereby confirms to the Staff that in future filings, it will disclose in the notes to its financial statements that Greenlight Capital L.L.C. and its affiliates beneficially own approximately 97% of the

Company’s common stock and therefore have control over the Company’s operations.

Note 25 – Litigation
— Employment Related, page 68

15.                                 Please tell us and disclose in future filings whether the resolution of the litigation with former employee, Tristan Goldstein and current employee, Valerie Bankhordar had or is expected to have a material effect on your consolidated financial statements.  Also, to the extent the loss or possible range of losses exceeds the amount accrued and, is material; you should disclose the respective amount(s) within the notes to the consolidated financial statements and elsewhere within the document as appropriate.  Also, tell us and disclose the amount accrued in your fiscal 2003 financial statements representing the estimate to settle the litigation, and under which caption the expenses related to legal settlements, if any, have been included within your statements of operations.  Refer to paragraph 9 of SFAS No. 5.

Response:                 The Company hereby supplementally confirms to the Staff that the resolution of the litigation with Tristan Goldstein and Valerie Bankhordar did not have a material effect on its consolidated financial statements.  The Company will disclose this fact in future filings.  In addition, the Company will revise future filings to clarify that the amount accrued in its 2003 financial statements represents the estimate to settle the litigation and has been included under the caption “general and administrative expenses” in the Company’s consolidated statements of operations.

Other

In connection with responding to the Staff’s comments, and as requested in the Comment Letter, enclosed with the letter is a statement from the Company acknowledging that:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses above or any other matter, please contact the undersigned at (303) 866-0616 or Jennifer D’Alessandro at (303) 866-0635.

Sincerely,

/s/ Mashenka Lundberg

Mashenka Lundberg

cc:	Jean Yu
Richard P. Dutkiewicz
Jill B.W. Sisson, Esq.
Dannette D. Boyd